SECURITII 04016315 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Amaranth Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Lane
(No. and Street)

Greenwich (City) **CT** (State) **06831** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James G. Glynn **(203) 422-3310**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James G. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Amaranth Securities L L C, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

GIOVANNI A. MERKEL
NOTARY PUBLIC
MY COMMISSION EXPIRES 7-31-08

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Amaranth Securities L.L.C. (a limited liability company)

December 31, 2003
With Report of Independent Auditors

Amaranth Securities L.L.C.
(a limited liability company)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Amaranth Securities L.L.C.

We have audited the accompanying statement of financial condition of Amaranth Securities L.L.C. (a Limited Liability Company) as of December 31, 2003. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Amaranth Securities L.L.C. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 11, 2004

Amaranth Securities L.L.C.
(a limited liability company)

Statement of Financial Condition
(Dollars in thousands)

December 31, 2003

Assets		
Cash	$	51,330
Securities owned, at fair value (cost $15)		15
Other assets		8
Total assets	$	51,353
Liabilities and member's equity		
Liabilities:		
Interest and dividends payable		13
Accrued expenses and other liabilities		136
Total liabilities		149
Member's equity		51,204
Total liabilities and member's equity	$	51,353

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Amaranth Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission, a member of the National Association of Securities Dealers, Inc. ("NASD"), and a commodity pool the operator of which is registered with the Commodity Futures Trading Commission. According to the limited liability company agreement, the term of the Company shall end at the close of business on December 31, 2037.

The Company is wholly-owned by Amaranth L.L.C. (the "Parent"). At the close of business on December 31, 2003, the Parent converted by way of continuation from a Delaware limited liability company to a Cayman Island exempted company limited by shares. Under the Companies Law (2003 Revision) of the Cayman Islands, the conversion did not result in the creation of a new legal entity, but rather resulted in the continuation of the Parent as a Cayman Company.

Valuation of Securities Owned and Securities Sold But Not Yet Purchased

In general, the Company values listed securities at their last sales price as of the last business day of the year. If no sales occurred on that date, the securities are valued at the mean between the "bid" and "asked" prices at the close of trading on that date. All other securities, including securities with limited marketability, are assigned values as determined by management. These values may differ from the values that would have been used had a ready market for the securities existed.

Derivative Contracts

Derivative contracts ("derivatives") have been recorded pursuant to the Financial Accounting Standards Board's SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity." The Company's derivatives include futures, options, and warrants, which are recorded at market or fair value.

Market values are determined by using quoted market prices when available; otherwise, fair values are based on pricing models that consider the time value of money, volatility, and the current market and contractual prices of the underlying financial instruments. Fair values are compared to values provided periodically by counterparties.

1. Organization and Summary of Significant Accounting Policies (continued)

Cash

Cash consists of a demand deposit held at a major financial center bank.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition. The process of valuing financial instruments in conformity with generally accepted accounting principles requires the use of estimates and assumptions. Actual results could differ from these values.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

2. Risk Management

In the ordinary course of business, the Company manages a variety of risks including market risk, counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits, capital-usage limits by trading strategies, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

Market risk is the risk of potential adverse changes to the value of financial instruments and their derivatives because of changes in market conditions like interest and currency-rate movements and volatility in commodity or security prices. The Company manages its exposure to market risk through the use of hedging strategies and various analytical-monitoring techniques.

The Company maintains trading relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties, requiring additional collateral where appropriate, and using netting agreements whenever possible.

Liquidity risk arises in the general funding of the Company's trading activities. It includes the risks of not being able to fund trading activities at settlement dates and liquidate positions in a timely manner at a reasonable price. The Company manages its liquidity risk by investing primarily in marketable securities and financing its trading activities through the use of loans and short-term security financing transactions.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its trading activities.

(Dollars in thousands)

3. Securities Owned

Securities owned at December 31, 2003 consist of a single restricted security held at cost, which approximates fair value.

4. Related Party Transactions

All securities borrow and securities loan transactions during the year were with Paloma Securities L.L.C. ("PSLLC"). S. Donald Sussman owns Paloma Partners Management Company ("PPMC"), a member-manager of PSLLC, and Mr. Sussman is an indirect owner of an interest in Amaranth Advisors L.L.C., the Parent's member-manager. Additionally, interest and dividends payable include approximately $13 with PSLLC.

PPMC provided personnel, office facilities and administrative support (e.g., operations, accounting, credit risk management) to the Company. During the year 2003, the Company reimbursed PPMC for these expenses. This arrangement terminated on December 31, 2003.

On December 31, 2003, the Company entered an administrative services agreement with Amaranth Group Inc. ("AGI") to provide personnel, office facilities, technology and administrative support to the Company on an on-going basis. The Company will compensate AGI for its portion of operating, general and administrative overhead expenses based on AGI's allocation methodology. The allocation methodology utilizes a combination of factors including but not limited to square footage, headcount, trading volume and percentage of time spent.

5. Net Capital Requirements

The Company is a member of the NASD, and is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2003, the Company had net capital of $51,111 which exceeded minimum requirements by $50,861.

6. Subsequent Event

The Board of Directors of the Parent has approved the transfer of ownership of the Company to Amaranth Partners L.L.C. ("Partners"). The transfer will occur on March 1, 2004 in the form of a tax-free distribution. Partners, a Delaware limited liability company, invests a substantial portion of its capital in the Parent. The Company notified the NASD of its intention to expand its approved activities to include securities borrow and loan. The Company named a new Chief Executive Officer and President, each of which shall serve as the Company's principals in 2004. The former principals will assume roles as outside advisors to the Company.